EXHIBIT 17.2

From: George Pratt
Sent: Wed 5/9/2007 1:50 PM
To: Bleck, Dale
Subject: RE: FW: George Pratt Resignation


Dale: I appreciate your offer, but thats not the way it works. CET is required to submit the 8-K and provide a description of the registrants understanding of any disagreements and God knows CET should have full understanding of such. Thus I look forward to what the Company has to say. The rule is set up so that the Director has the righrt to agree or disagree; the Director is not required to provide the Company opportunity demean or otherwise slant the Director's opinion. There has been enougth done ass backwards in this deal and I have no intention of compounding it. George

From: "Bleck, Dale"
To: George Pratt
Subject: FW: George Pratt Resignation
Date: Wed, 9 May 2007 12:16:59 -0600

George,

I need to file an 8-K. I could use your help on this. Since, under number 3, I need to provide you with this disclosure and give you the opportunity to agree with this, can you give me how you would like it to read?

Thanks,

Dale